EXHIBIT 99.1

CANADIAN PACIFIC RAILWAY LIMITED

REPORT ON VOTING RESULTS
(Section 11.3 of National Instrument 51-102)

This report describes the matters voted upon and the outcome of the votes at the Annual Meeting of Shareholders (the “Meeting”) of Canadian Pacific Railway Limited (the “Corporation”) held on May 17, 2012, in Calgary, Alberta:

1.	Appointment of Auditors – Deloitte & Touche LLP were appointed auditors of the Corporation. The result of the ballot taken at the Meeting with respect to the appointment of auditors was as follows:

➢	132,744,612 (98.53%) votes in favour and 1,973,631 (1.47%) votes withheld.

2.
Acceptance of the Corporation’s Approach to Executive Compensation – The result of the ballot taken at the meeting with respect to the advisory vote accepting the Corporation’s approach to executive compensation was as follows:

➢	82,385,029 (61.67%) votes in favour and 51,214,518 (38.33%) votes against.

3.	Election of Directors – The result of the ballot taken at the Meeting with respect to the election of sixteen directors was as follows:

Nominee	Votes For	% votes For	Votes Withheld	% votes Withheld
William A Ackman	124,048,434	92.73	9,718,852	7.27
Gary F. Colter	115,836,998	88.07	15,688,938	11.93
Richard L. George	61,541,935	46.08	72,014,416	53.92
Paul G. Haggis	119,247,319	90.67	12,269,779	9.33
Paul C. Hilal	114,253,718	86.97	17,124,449	13.03
Krystyna T. Hoeg	55,078,848	41.28	78,362,617	58.72
Tony L. Ingram	50,733,040	37.99	82,820,924	62.01
Richard C. Kelly	57,747,542	43.23	75,842,562	56.77
Rebecca MacDonald	117,111,591	89.06	14,382,158	10.94
The Hon. John P. Manley	62,919,725	47.12	70,625,105	52.88
Anthony R. Melman	109,411,420	83.30	21,942,038	16.70
Linda J. Morgan	64,266,924	48.07	69,425,440	51.93
Madeleine Paquin	43,912,405	32.89	89,591,489	67.11
David W. Raisbeck	63,113,577	47.26	70,445,006	52.74
Hartley T. Richardson	57,540,233	43.10	75,966,729	56.90
Stephen C. Tobias	118,906,421	91.09	11,637,595	8.91

Calgary, Alberta, May 18, 2012.

Canadian Pacific Railway Limited

By:	/s/ Paul Bachand
Paul Bachand
Legal Counsel & Assistant Corporate Secretary